

ALLGREEN PROPERTIES LIMITED

03 SEP -4 AM 7:21



03029815

File No. 82-4959

Date: 20 AUG 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

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File No. 82-4959

MASNET No. 43 OF 20.08.2003
Announcement No. 43

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	19/08/2003
Date of change of deemed interest:	18/08/2003
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed interest - Sale of shares by Shangri-La Hotel Limited (see Note 2)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,880,000
% of issued share capital:	0.18
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1,100,000 @ S$1.04 200,000 @ S$1.04 200,000 @ S$1.03 380,000 @ S$1.01
No. of shares held before the transaction:	243,164,210
% of issued share capital:	23.16
No. of shares held after the transaction:	241,284,210
% of issued share capital:	22.98

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	243,164,210	0
% of issued share capital:	23.16	0
No. of shares held after the transaction:	241,284,210	0
% of issued share capital:	22.98	0
Total shares:	241,284,210	0

Note 1:
Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Note 2:
Change in percentage level from 23.16% to 22.98% resulting from a series of transactions on 13, 14, 15 and 18 August 2003.

Submitted by Ms Isoo Tan, Company Secretary on 20/08/2003 to the SGX